UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 2, 2026

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Personalis, Inc.

File No. 005-91398 – CTR#12298

Personalis, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits to a Schedule 13E-3 filed on August 31, 2026.

Based on representations by Personalis, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public:

Exhibit (c)(9)
Exhibit (c)(10)
Exhibit (c)(11)
Exhibit (c)(13)
Exhibit (c)(14)
Exhibit (c)(15)
Exhibit (c)(16)

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Tiffany Posil
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance